EAGLE SERIES TRUST
CLASS R3
DISTRIBUTION AND SERVICE PLAN

SCHEDULE A

    The maximum annualized fee rate pursuant to Paragraph 1 of the Eagle Series Trust Class R3 Distribution Plan shall be as follows:

International Equity Fund	0.50%
International Stock Fund	0.50%
Investment Grade Bond Fund	0.50%
Mid Cap Growth Fund	0.50%
Mid Cap Stock	0.50%
Small Cap Growth Fund	0.50%
Small Cap Stock Fund	0.50%
Smaller Company Fund	0.50%
Tax-Exempt Bond Fund	0.50%

Dated: November 16, 2012